UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 1, 2018

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

MEDIA RELEASE • COMMUNIQUE AUX MEDIAS • MEDIENMITTEILUNG

Novartis completes subsequent offering period of the tender offer for Advanced Accelerator Applications S.A.

Basel, February 1, 2018 – Novartis AG (NYSE: NVS) today announced the completion of the subsequent offering period of the tender offer by its subsidiary, Novartis Groupe France S.A., to purchase all of the outstanding ordinary shares (“Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares (“ADSs”), of Advanced Accelerator Applications S.A. (NASDAQ: AAAP) (“AAA”), for a price of USD 41.00 per Ordinary Share and USD 82.00 per ADS, in each case payable net to the seller in cash, without interest (the “Offer”). The subsequent offering period for the Offer, which commenced on January 22, 2018, expired as scheduled at 12:00 midnight, New York City Time, on January 31, 2018.

The Bank of New York Mellon, as ADS tender agent for the Offer, and Banque Transatlantique S.A., as Ordinary Shares agent for the Offer, have advised that, as of the expiration of the subsequent offering period, 95,127,753 Ordinary Shares (including Ordinary Shares represented by ADSs) were validly tendered during the initial offering period and subsequent offering period taken together, representing approximately 98.7% of all outstanding Ordinary Shares (including Ordinary Shares represented by ADSs). Novartis Groupe France S.A. has accepted for payment and has promptly paid (or will promptly pay) for all Ordinary Shares and ADSs validly tendered during the subsequent offering period.

Additional Information

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. On December 7, 2017, Novartis Groupe France S.A. and Novartis AG filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) and AAA filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC, in each case, with respect to the Offer. The Tender Offer Statement (including the Offer to Purchase, accompanying Ordinary Share Acceptance Form and ADS Letter of Transmittal and other offer documents) and the Solicitation/Recommendation Statement, along with any amendments or supplements to each, contain important information that should be read carefully before any decision is made with respect to the Offer. Those materials and all other documents filed by, or caused to be filed by, Novartis AG, Novartis Groupe France S.A. or AAA with the SEC will be available at no charge on the SEC’s website at www.sec.gov. The Tender Offer Statement on Schedule TO and related materials may be obtained for free under the “Investors—Financial Data” section of the Novartis website at https://www.novartis.com/investors/financial-data/sec- filings. The Solicitation/Recommendation Statement on Schedule 14D-9 and such other documents may be obtained for free from AAA under the “Investor Relations” section of AAA’s website at http://investorrelations.adacap.com/.

Disclaimer

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “tender offer,” “commenced,” “offer,” “will,” “subject to,” “conditions,” or similar expressions, or by express or implied discussions regarding the potential outcome of the tender offer for AAA commenced by Novartis. You should not place undue reliance on these statements. Such forward looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that the proposed acquisition described in this press release will be completed, or that it will be completed as currently proposed, or at any particular time. In particular, our expectations could be affected by, among other things: regulatory actions or delays or government regulation generally, including potential regulatory actions or delays relating to the completion of the potential acquisition described in this release; uncertainties regarding actual or potential legal proceedings, including, among others, potential legal proceedings with respect to the proposed acquisition; and other risks and factors referred to in Novartis AG’s current Form 20- F on file with the SEC. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis

Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic and biosimilar pharmaceuticals and eye care. Novartis has leading positions globally in each of these areas. In 2017, the Group achieved net sales of USD 49.1 billion, while R&D throughout the Group amounted to approximately USD 9.0 billion. Novartis Group companies employ approximately 122,000 full-time-equivalent associates. Novartis products are sold in approximately 155 countries around the world. For more information, please visit http://www.novartis.com.

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Novartis Media Relations
Central media line: +41 61 324 2200
E-mail: media.relations@novartis.com

Eric Althoff	Kristen Klasey
Novartis Global Media Relations	Novartis Division Communications
+41 61 324 7999 (direct)	+862 778 4763 (direct)
+41 79 593 4202 (mobile)	+862 754 1732 (mobile)
eric.althoff@novartis.com	kristen.klasey@novartis.com

Novartis Investor Relations
Central investor relations line: +41 61 324 7944
E-mail: investor.relations@novartis.com

Central		North America
Samir Shah	+41 61 324 7944	Richard Pulik	+1 212 830 2448
Pierre-Michel Bringer	+41 61 324 1065	Cory Twining	+1 212 830 2417
Thomas Hungerbuehler	+41 61 324 8425
Isabella Zinck	+41 61 324 7188

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: February 1, 2018	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting